

# News Release

T S X : R M X  |  N Y S E - M K T : R B Y      July 16, 2012

## Rubicon Minerals Provides Drilling Update for F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

*Highlights include:*
***55.8 g/t gold over 2.0 metres, 18.9 g/t gold over 5.0 metres, 25.3 g/t gold over 3.0 metres and 198.6 g/t gold over 1.0 metre***

**Rubicon Minerals Corporation** (TSX:RMX **|** NYSE-MKT:RBY) ("**Rubicon**") is pleased to provide an update of exploration activities conducted at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district. Following the successful completion of its underground infill drilling programs, underground drilling has been halted to allow shaft sinking to the 610 metre level to continue at a faster pace and without interruption.  This release summarizes assays from these successful underground infill drilling campaigns.  Surface drilling, primarily targeting expansions to the existing gold deposit, is ongoing and results to date are also included in this release.

The latest drill results are tabulated in Table 1 along with a plan and section depicting these results in Figures 1 and 2.  Final results for all infill drilling are presented in Table 2 and Sub 1,200 metre target area results are summarized in Table 3.

### *Drilling Highlights*

#### *West Limb Basalt 2 (WLB2)*

Final results from winter drilling on the WLB2 Zone are presented in Tables 1 and 2.  Continued infill and down dip expansion drilling of the WLB2 Zone (Table 1) has increased the confidence in the interpretation and continuity of developed mineralization in this zone.  The latest WLB2 highlights include: ***198.6 g/t gold over 1.0 metre (5.79 oz/ton gold over 3.3 feet)*** in hole 305-03-172, ***55.8 g/t gold over 2.0 metres (1.63 oz/t gold over 6.6 feet)*** in hole 305-03-173 ***and 18.9 g/t gold over 5.0 metres (0.55 oz/t gold over 16.4 feet)*** in hole 305-03-176.

Based on all results to date (Table 2), the WLB2 Zone is currently developed between the crown pillar and 750 metres below surface and over an interpreted strike length of 580 metres.

#### *122-10 Zone*
New results continue to expand and infill mineralization in the 122-10 Zone (Table 1): ***15.8 g/t gold over 2.9 metres (0.46 oz/ton gold over 9.5 feet)*** in hole 305-03-172, part of a broader intercept grading *5.3 g/t gold over 11.9 metres (0.15 oz/ton gold over 39.0 feet)* intersected between vertical

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

depths of 952 to 963 metres below surface.  The 122-10 Zone is interpreted as the down plunge extension to the south of the Core Zone and is a prime target for continued exploration and future infill drilling.  Complete results from the 122-10 drilling are provided in Table 2.

### Sub 1,200 metre Area

Drilling in this area is designed to infill and potentially extend previously intersected gold mineralization.  A conservative approach was used by AMC Mining Consultants (Canada) Inc. in the Preliminary Economic Assessment of August 8, 2011 ("PEA")[1] where they elected in the proposed mine plan, to apply the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource).  Rubicon is carrying out selective drilling in this area to test whether the existing area may support an elevated resource grade with more drilling.  New results from this area include: **18.8g/t gold over 2.7 metres (0.55 oz/ton gold over 8.9 feet)** in drill hole F2-2012-06A-W1. Results to date and all historical results in the sub 1200 metre area are provided in Table 3.  Taken as a whole, these results continue to demonstrate good geological continuity and gold grades.  Rubicon plans to complete additional holes in this target area.

"We are pleased with the latest results which, when combined with previously released infill drilling results, justify our decision to temporarily halt underground drilling to facilitate shaft sinking to the 610 metre level at a faster pace without interruption.  Also, as part of our ongoing optimization of the PEA[1], we are evaluating the cost/benefit of extending the shaft beyond its currently envisaged 610 metres to better facilitate drill access to the sub 1,200 metre target area." stated Mike Lalonde, President and COO.

### About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing high margin gold deposits in politically safe jurisdictions such as its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production.  In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
CEO

[1]      The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

**Table 1:  Newly Released Assay Highlight Results**

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| **305-03-172** | 716 | 15.0 | 1.0 | 0.44 | 3.3 | 2 | WLB2 |
| | 733 | 198.6 | 1.0 | 5.79 | 3.3 | 2 | WLB2 |
| | 792 | 70.4 | 0.5 | 2.05 | 1.6 | 2 | 122-10 |
| | 958 | 5.3 | 11.9 | 0.15 | 39.0 | 2 | 122-10 |
| **incl.** | 955 | 15.8 | 2.9 | 0.46 | 9.5 | 2 | 122-10 |
| **305-03-173** | 456 | 55.8 | 2.0 | 1.63 | 6.6 | 1 | WLB2 |
| **incl.** | 456 | 109.0 | 1.0 | 3.18 | 3.3 | 1 | WLB2 |
| **305-03-174** | 371 | 19.5 | 2.0 | 0.57 | 6.6 | 1 | WLB2 |
| **incl.** | 370 | 35.8 | 1.0 | 1.04 | 3.3 | 1 | WLB2 |
| **305-03-175** | 300 | 10.2 | 6.0 | 0.30 | 19.7 | 1 | WLB2 |
| **incl.** | 299 | 22.4 | 1.0 | 0.65 | 3.3 | 1 | WLB2 |
| **and incl.** | 300 | 17.0 | 2.0 | 0.50 | 6.6 | 1 | WLB2 |
| **incl.** | 300 | 32.8 | 1.0 | 0.96 | 3.3 | 1 | WLB2 |
| | 304 | 13.5 | 2.0 | 0.39 | 6.6 | 1 | WLB2 |
| **incl.** | 304 | 22.7 | 1.0 | 0.66 | 3.3 | 1 | WLB2 |
| | 313 | 7.6 | 7.4 | 0.22 | 24.3 | 1 | WLB2 |
| **incl.** | 313 | 31.3 | 1.0 | 0.91 | 3.3 | 1 | WLB2 |
| **305-03-176** | 250 | 18.9 | 5.0 | 0.55 | 16.4 | 1 | WLB2 |
| **incl.** | 249 | 79.9 | 1.0 | 2.33 | 3.3 | 1 | WLB2 |
| | 221 | 7.2 | 3.3 | 0.21 | 10.8 | 1 | WLB2 |
| **incl.** | 221 | 29.8 | 0.5 | 0.87 | 1.6 | 1 | WLB2 |
| **305-02-177** | 676 | 105.7 | 0.5 | 3.08 | 1.6 | 2 | |
| **305-02-179** | 439 | 24.2 | 0.5 | 0.71 | 1.6 | 2 | |
| **F2-2012-06A-W1** | 1103 | 18.8 | 2.7 | 0.55 | 8.9 | 5 | |
| **incl.** | 1104 | 66.7 | 0.7 | 1.95 | 2.3 | 5 | |
| **F2-2012-07** | 559 | 25.3 | 3.0 | 0.74 | 9.8 | 5 | |
| **incl.** | 560 | 55.8 | 1.0 | 1.63 | 3.3 | 5 | |
| | 625 | 10.0 | 1.5 | 0.29 | 4.9 | 5 | |
| | 655 | 20.6 | 4.7 | 0.60 | 15.4 | 5 | |
| **incl.** | 655 | 180.7 | 0.5 | 5.27 | 1.6 | 5 | |
| **F2-2012-08** | 118 | 5.5 | 6.0 | 0.16 | 19.7 | S of 3 | Hanging Wall |
| **incl.** | 120 | 19.8 | 1.0 | 0.58 | 3.3 | S of 3 | Hanging Wall |
| **F2-2012-09A** | 758 | 3.0 | 4.5 | 0.09 | 14.8 | S of 5 | |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| | 1188 | 3.6 | 3.0 | 0.11 | 9.8 | S of 8 | |
| **F2-2012-09B-W1** | 1503 | 6.5 | 2.0 | 0.19 | 6.6 | S of 8 | Sub 1,200 m |

Drill holes with the prefix '305', were drilled from underground. Drill holes with the prefix 'F2' were drilled from surface. Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths. Reported results are highlights from the ongoing drilling program on the F2 Gold System. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

**Table 2: Complete Table of Assay Highlight Results from Infill Drilling**
**September 13, 2011 to July 09, 2012**

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| **305-03-172** | 792 | 70.4 | 0.5 | 2.05 | 1.6 | 2 | 122-10 |
| | 958 | 5.3 | 11.9 | 0.15 | 39.0 | 2 | 122-10 |
| **incl.** | 955 | 15.8 | 2.9 | 0.46 | 9.5 | 2 | 122-10 |
| *305-03-164* | 657 | 4.2 | 4.0 | 0.12 | 13.1 | 5 | 122-10 |
| *incl.* | 656 | 12.0 | 1.0 | 0.35 | 3.3 | 5 | 122-10 |
| | 853 | 10.2 | 2.0 | 0.30 | 6.6 | 5 | 122-10 |
| *incl.* | 852 | 17.6 | 1.1 | 0.51 | 3.6 | 5 | 122-10 |
| | 900 | 19.3 | 1.0 | 0.56 | 3.3 | 5 | 122-10 |
| | 983 | 33.6 | 3.0 | 0.98 | 9.8 | 5 | 122-10 |
| *incl.* | 982 | 118.9 | 0.8 | 3.47 | 2.6 | 5 | 122-10 |
| | 1013 | 22.3 | 4.0 | 0.65 | 13.1 | 5 | 122-10 |
| *incl.* | 1013 | 34.9 | 2.5 | 1.02 | 8.2 | 5 | 122-10 |
| *and incl.* | 1013 | 71.6 | 1.0 | 2.09 | 3.3 | 5 | 122-10 |
| | 1026 | 6.5 | 12.0 | 0.19 | 39.4 | 5 | 122-10 |
| *incl.* | 1024 | 12.3 | 4.0 | 0.36 | 13.1 | 5 | 122-10 |
| | 1108 | 4.8 | 27.0 | 0.14 | 88.6 | 5 | 122-10 |
| *incl.* | 1100 | 7.5 | 8.0 | 0.22 | 26.2 | 5 | 122-10 |
| *and incl.* | 1098 | 14.3 | 2.3 | 0.42 | 7.5 | 5 | 122-10 |
| *and incl.* | 1107 | 10.2 | 2.8 | 0.30 | 9.2 | 5 | 122-10 |
| *305-03-162* | 624 | 6.9 | 3.0 | 0.20 | 9.8 | 5 | 122-10 |
| *incl.* | 623 | 18.6 | 1.0 | 0.54 | 3.3 | 5 | 122-10 |
| | 736 | 13.5 | 13.8 | 0.39 | 45.3 | 5 | 122-10 |
| *incl.* | 733 | 21.2 | 2.2 | 0.62 | 7.2 | 5 | 122-10 |
| *and incl.* | 734 | 73.3 | 0.5 | 2.14 | 1.6 | 5 | 122-10 |
| *incl.* | 739 | 25.5 | 4.5 | 0.74 | 14.8 | 5 | 122-10 |
| *and incl.* | 738 | 174.5 | 0.5 | 5.09 | 1.6 | 5 | 122-10 |
| | 765 | 3.1 | 4.0 | 0.09 | 13.1 | 5 | 122-10 |
| | 777 | 5.1 | 2.1 | 0.15 | 6.9 | 5 | 122-10 |
| **305-03-163** | 619 | 13.5 | 1.0 | 0.39 | 3.3 | 5 | 122-10 |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| | 784 | 3.6 | 4.0 | 0.11 | 13.1 | 5 | 122-10 |
| F2-2012-05A | 1049 | 3.1 | 5.0 | 0.09 | 16.4 | 5 | 122-10 |
| | 1075 | 8.0 | 6.0 | 0.23 | 19.7 | 5 | 122-10 |
| incl. | 1077 | 39.0 | 1.0 | 1.14 | 3.3 | 5 | 122-10 |
| | 1094 | 3.7 | 3.0 | 0.11 | 9.8 | 5 | 122-10 |
| | 1166 | 5.1 | 3.0 | 0.15 | 9.8 | 5 | 122-10 |
| incl. | 1167 | 12.6 | 1.0 | 0.37 | 3.3 | 5 | 122-10 |
| 305-153 | 438 | 10.7 | 3.7 | 0.31 | 12.1 | 3 | 122-40 |
| incl. | 437 | 34.8 | 1.0 | 1.02 | 3.3 | 3 | 122-40 |
| CZD-2012-04 | 73 | 3.8 | 4.0 | 0.11 | 13.1 | 1 | Crown Zone |
| | 120 | 4.7 | 16.4 | 0.14 | 53.8 | 1 | Crown Zone |
| incl. | 116 | 7.6 | 7.7 | 0.22 | 25.3 | 1 | Crown Zone |
| CZD-2012-01 | 79 | 5.2 | 4.0 | 0.15 | 13.1 | 1 | Crown Zone |
| | 117 | 7.5 | 2.0 | 0.22 | 6.6 | 1 | Crown Zone |
| | 196 | 3.4 | 5.0 | 0.10 | 16.4 | 1 | Crown Zone |
| CZD-2012-02 | 162 | 4.2 | 10.9 | 0.12 | 35.8 | 1 | Crown Zone |
| incl. | 164 | 7.0 | 4.0 | 0.20 | 13.1 | 1 | Crown Zone |
| | 181 | 3.6 | 15.0 | 0.11 | 49.2 | 1 | Crown Zone |
| incl. | 176 | 5.2 | 3.0 | 0.15 | 9.8 | 1 | Crown Zone |
| and incl. | 186 | 5.3 | 3.0 | 0.15 | 9.8 | 1 | Crown Zone |
| CZD-2012-03 | 188 | 6.6 | 1.9 | 0.19 | 6.2 | 1 | Crown Zone |
| | 227 | 5.1 | 2.0 | 0.15 | 6.6 | 1 | Crown Zone |
| CZD-2012-06 | 141 | 10.6 | 5.5 | 0.31 | 18.0 | 1 | Crown Zone |
| incl. | 141 | 41.2 | 1.0 | 1.20 | 3.3 | 1 | Crown Zone |
| CZD-2012-07 | 118 | 9.0 | 3.4 | 0.26 | 11.2 | 4 | Crown Zone |
| CZD-2012-09 | 94 | 6.4 | 3.0 | 0.19 | 9.8 | 1 | Crown Zone |
| CZD-2012-14 | 80 | 10.2 | 2.7 | 0.30 | 8.9 | 1 | Crown Zone |
| CZD-2012-16 | 136 | 5.9 | 6.0 | 0.17 | 19.7 | 4 | Crown Zone |
| | 230 | 73.9 | 1.1 | 2.16 | 3.6 | 4 | Crown Zone |
| | 299 | 8.4 | 2.0 | 0.25 | 6.6 | 4 | Crown Zone |
| | 349 | 5.6 | 2.0 | 0.16 | 6.6 | 4 | Crown Zone |
| CZD-2012-19 | 112 | 113.8 | 2.9 | 3.32 | 9.5 | 4 | Crown Zone |
| incl. | 111 | 323.5 | 1.0 | 9.44 | 3.3 | 4 | Crown Zone |
| CZD-2012-21 | 191 | 114.0 | 1.0 | 3.33 | 3.3 | 4 | Crown Zone |
| CZD-2012-31 | 231 | 10.6 | 3.0 | 0.31 | 9.8 | 4 | Crown Zone |
| incl. | 230 | 27.2 | 1.0 | 0.79 | 3.3 | 4 | Crown Zone |
| 305-03-172 | 716 | 15.0 | 1.0 | 0.44 | 3.3 | 2 | WLB2 |
| | 733 | 198.6 | 1.0 | 5.79 | 3.3 | 2 | WLB2 |
| 305-03-173 | 456 | 55.8 | 2.0 | 1.63 | 6.6 | 1 | WLB2 |
| incl. | 456 | 109.0 | 1.0 | 3.18 | 3.3 | 1 | WLB2 |
| 305-03-174 | 371 | 19.5 | 2.0 | 0.57 | 6.6 | 1 | WLB2 |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| incl. | 370 | 35.8 | 1.0 | 1.04 | 3.3 | 1 | WLB2 |
| 305-03-175 | 300 | 10.2 | 6.0 | 0.30 | 19.7 | 1 | WLB2 |
| incl. | 299 | 22.4 | 1.0 | 0.65 | 3.3 | 1 | WLB2 |
| and incl. | 300 | 17.0 | 2.0 | 0.50 | 6.6 | 1 | WLB2 |
| incl. | 300 | 32.8 | 1.0 | 0.96 | 3.3 | 1 | WLB2 |
| | 304 | 13.5 | 2.0 | 0.39 | 6.6 | 1 | WLB2 |
| incl. | 304 | 22.7 | 1.0 | 0.66 | 3.3 | 1 | WLB2 |
| | 313 | 7.6 | 7.4 | 0.22 | 24.3 | 1 | WLB2 |
| incl. | 313 | 31.3 | 1.0 | 0.91 | 3.3 | 1 | WLB2 |
| 305-03-176 | 250 | 18.9 | 5.0 | 0.55 | 16.4 | 1 | WLB2 |
| incl. | 249 | 79.9 | 1.0 | 2.33 | 3.3 | 1 | WLB2 |
| | 221 | 7.2 | 3.3 | 0.21 | 10.8 | 1 | WLB2 |
| incl. | 221 | 29.8 | 0.5 | 0.87 | 1.6 | 1 | WLB2 |
| *305-03-166* | *979* | *3.1* | *4.0* | *0.09* | *13.1* | *2* | *WLB2* |
| *244-09-02* | *223* | *6.0* | *3.5* | *0.17* | *11.5* | *1* | *WLB2* |
| | *224* | *4.4* | *3.2* | *0.13* | *10.5* | *1* | *WLB2* |
| *244-09-03* | *222* | *21.8* | *1.0* | *0.63* | *3.3* | *1* | *WLB2* |
| *incl.* | *222* | *37.5* | *0.5* | *1.09* | *1.6* | *1* | *WLB2* |
| | *222* | *5.1* | *2.0* | *0.15* | *6.6* | *1* | *WLB2* |
| | *222* | *3.2* | *5.3* | *0.09* | *17.4* | *1* | *WLB2* |
| *244-09-04* | *226* | *3.2* | *4.8* | *0.09* | *15.7* | *1* | *WLB2* |
| | *226* | *8.7* | *7.0* | *0.25* | *23.0* | *1* | *WLB2* |
| *incl* | *226* | *28.2* | *1.4* | *0.82* | *4.6* | *1* | *WLB2* |
| *244-09-07* | *235* | *3.2* | *3.6* | *0.09* | *11.8* | *1* | *WLB2* |
| *305-03-167* | *564* | *152.4* | *1.5* | *4.45* | *4.9* | *2* | *WLB2* |
| *incl.* | *564* | *437.8* | *0.5* | *12.77* | *1.6* | *2* | *WLB2* |
| *305-03-168* | *528* | *5.8* | *3.0* | *0.17* | *9.8* | *1* | *WLB2* |
| *incl.* | *527* | *14.7* | *1.0* | *0.43* | *3.3* | *1* | *WLB2* |
| *305-03-170* | *1112* | *8.0* | *5.5* | *0.23* | *18.0* | *2* | *WLB2* |
| *incl.* | *1110* | *44.7* | *0.5* | *1.30* | *1.6* | *2* | *WLB2* |
| | *1176* | *8.2* | *12.8* | *0.24* | *42.0* | *7* | *WLB2* |
| *incl.* | *1172* | *19.9* | *3.8* | *0.58* | *12.5* | *7* | *WLB2* |
| *and incl.* | *1172* | *30.6* | *2.0* | *0.89* | *6.6* | *7* | *WLB2* |
| *CZD-2012-33* | *134* | *156.9* | *1.7* | *4.58* | *5.6* | *1* | *WLB2* |
| *incl.* | *134* | *221.6* | *1.2* | *6.46* | *3.9* | *1* | *WLB2* |
| | *207* | *3.1* | *12.2* | *0.09* | *40.0* | *1* | *WLB2* |
| *incl.* | *208* | *5.3* | *4.0* | *0.15* | *13.1* | *1* | *WLB2* |
| *CZD-2012-34* | *256* | *4.9* | *6.3* | *0.14* | *20.7* | *4* | *WLB2* |
| *CZD-2012-37* | *152* | *3.1* | *4.0* | *0.09* | *13.1* | *4* | *WLB2* |
| *CZD-2012-38* | *178* | *3.7* | *4.9* | *0.11* | *16.1* | *4* | *WLB2* |
| *CZD-2012-39* | *153* | *4.1* | *3.0* | *0.12* | *9.8* | *4* | *WLB2* |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| 305-02-161-1A | 1226 | 3.1 | 5.6 | 0.09 | 18.4 | 7 | WLB2 |
| CZD-2012-10 | 96 | 11.0 | 1.0 | 0.32 | 3.3 | 4 | WLB2 |
| CZD-2012-12 | 215 | 13.5 | 1.0 | 0.39 | 3.3 | 1 | WLB2 |
| incl. | 215 | 25.5 | 0.5 | 0.74 | 1.6 | 1 | WLB2 |
| CZD-2012-15 | 221 | 6.2 | 2.0 | 0.18 | 6.6 | 4 | WLB2 |
| | 234 | 12.5 | 2.0 | 0.36 | 6.6 | 4 | WLB2 |
| incl. | 234 | 22.8 | 1.0 | 0.66 | 3.3 | 4 | WLB2 |
| | 239 | 28.8 | 5.0 | 0.84 | 16.4 | 4 | WLB2 |
| incl. | 238 | 135.0 | 0.9 | 3.94 | 3.0 | 4 | WLB2 |
| | 308 | 85.8 | 0.5 | 2.50 | 1.6 | 4 | WLB2 |
| | 314 | 6.5 | 2.1 | 0.19 | 6.9 | 4 | WLB2 |
| | 321 | 6.6 | 4.7 | 0.19 | 15.4 | 4 | WLB2 |
| incl. | 323 | 24.9 | 0.8 | 0.73 | 2.6 | 4 | WLB2 |
| CZD-2012-18 | 226 | 12.4 | 4.0 | 0.36 | 13.1 | 4 | WLB2 |
| incl. | 225 | 77.0 | 0.5 | 2.25 | 1.6 | 4 | WLB2 |
| CZD-2012-22 | 276 | 4.2 | 4.0 | 0.12 | 13.1 | 4 | WLB2 |
| CZD-2012-24 | 276 | 4.0 | 7.8 | 0.12 | 25.6 | 4 | WLB2 |
| CZD-2012-29 | 148 | 4.3 | 3.0 | 0.13 | 9.8 | 4 | WLB2 |
| CZD-2012-26 | 194 | 13.7 | 2.6 | 0.40 | 8.5 | 4 | WLB2 |
| | 227 | 4.1 | 17.4 | 0.12 | 57.1 | 4 | WLB2 |
| incl. | 233 | 21.4 | 1.0 | 0.62 | 3.3 | 4 | WLB2 |
| | 239 | 4.3 | 3.0 | 0.13 | 9.8 | 4 | WLB2 |
| | 248 | 446.4 | 2.0 | 13.02 | 6.6 | 4 | WLB2 |
| incl. | 249 | 1770.0 | 0.5 | 51.63 | 1.6 | 4 | WLB2 |
| CZD-2012-10 | 96 | 11.0 | 1.0 | 0.32 | 3.3 | 4 | WLB2 |
| CZD-2012-12 | 215 | 13.5 | 1.0 | 0.39 | 3.3 | 1 | WLB2 |
| incl. | 215 | 25.5 | 0.5 | 0.74 | 1.6 | 1 | WLB2 |
| CZD-2012-15 | 221 | 6.2 | 2.0 | 0.18 | 6.6 | 4 | WLB2 |
| | 234 | 12.5 | 2.0 | 0.36 | 6.6 | 4 | WLB2 |
| incl. | 234 | 22.8 | 1.0 | 0.66 | 3.3 | 4 | WLB2 |
| | 239 | 28.8 | 5.0 | 0.84 | 16.4 | 4 | WLB2 |
| incl. | 238 | 135.0 | 0.9 | 3.94 | 3.0 | 4 | WLB2 |
| | 308 | 85.8 | 0.5 | 2.50 | 1.6 | 4 | WLB2 |
| | 314 | 6.5 | 2.1 | 0.19 | 6.9 | 4 | WLB2 |
| | 321 | 6.6 | 4.7 | 0.19 | 15.4 | 4 | WLB2 |
| incl. | 323 | 24.9 | 0.8 | 0.73 | 2.6 | 4 | WLB2 |
| CZD-2012-18 | 226 | 12.4 | 4.0 | 0.36 | 13.1 | 4 | WLB2 |
| incl. | 225 | 77.0 | 0.5 | 2.25 | 1.6 | 4 | WLB2 |
| CZD-2012-22 | 276 | 4.2 | 4.0 | 0.12 | 13.1 | 4 | WLB2 |
| CZD-2012-24 | 276 | 4.0 | 7.8 | 0.12 | 25.6 | 4 | WLB2 |
| 305-149 | 299 | 6.1 | 4.0 | 0.18 | 13.1 | 1 | WLB2 |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| *incl.* | *299* | *20.5* | *0.5* | *0.60* | *1.6* | *1* | *WLB2* |
| **305-150** | *304* | *4.5* | *7.5* | *0.13* | *24.6* | *1* | *WLB2* |
| *incl.* | *304* | *12.1* | *1.0* | *0.35* | *3.3* | *1* | *WLB2* |
| **305-151** | *309* | *3.8* | *9.5* | *0.11* | *31.2* | *1* | *WLB2* |
| **305-152** | *320* | *4.2* | *26.6* | *0.12* | *87.2* | *1* | *WLB2* |
| *incl.* | *318* | *13.6* | *1.0* | *0.40* | *3.3* | *1* | *WLB2* |
| *and incl.* | *328* | *16.9* | *1.0* | *0.49* | *3.3* | *1* | *WLB2* |
| **305-154** | *374* | *6.2* | *2.7* | *0.18* | *8.9* | *1* | *WLB2* |
| *incl.* | *374* | *12.4* | *1.0* | *0.36* | *3.3* | *1* | *WLB2* |
| **305-155** | *417* | *8.1* | *4.0* | *0.24* | *13.1* | *3* | *WLB2* |
| *incl.* | *418* | *18.5* | *1.0* | *0.54* | *3.3* | *3* | *WLB2* |
| **305-155** | *421* | *20.5* | *1.0* | *0.60* | *3.3* | *3* | *WLB2* |
| | *426* | *156.0* | *4.0* | *4.55* | *13.1* | *3* | *WLB2* |
| *incl.* | *426* | *1,219.6* | *0.5* | *35.57* | *1.6* | *3* | *WLB2* |
| **305-156** | *445* | *5.2* | *6.0* | *0.15* | *19.7* | *1* | *WLB2* |
| **305-145** | *194* | *6.2* | *2.0* | *0.18* | *6.6* | *4* | *New* |
| **305-148** | *628* | *23.3* | *1.0* | *0.68* | *3.3* | *2* | *New* |
| **F2-2011-01** | *1187* | *13.1* | *1.1* | *0.38* | *3.6* | *8* | *New* |
| *incl.* | *1187* | *27.5* | *0.5* | *0.80* | *1.6* | *8* | *New* |
| **F2-2012-08** | *118* | *5.5* | *6.0* | *0.16* | *19.7* | *S of 3* | *HW* |
| *incl.* | *120* | *19.8* | *1.0* | *0.58* | *3.3* | *S of 3* | *HW* |
| **F2-2012-06** | *10* | *34.3* | *0.5* | *1.00* | *1.6* | *S of 3* | *HW* |
| **F2-2011-04A** | *645* | *42.0* | *1.2* | *1.23* | *3.9* | *S of 8* | *New - SBA* |
| | *772* | *26.3* | *1.0* | *0.77* | *3.3* | *S of 8* | *New - SBA* |
| **F2-2011-04B** | *718* | *27.6* | *0.6* | *0.81* | *2.0* | *S of 8* | *New - SBA* |
| | *1511* | *25.6* | *0.5* | *0.75* | *1.6* | *S of 8* | *New - SBA* |
| **305-02-177** | 676 | 105.7 | 0.5 | 3.08 | 1.6 | 2 | |
| **305-02-179** | 439 | 24.2 | 0.5 | 0.71 | 1.6 | 2 | |
| **F2-2012-06A-W1** | 1103 | 18.8 | 2.7 | 0.55 | 8.9 | 5 | |
| **incl.** | 1104 | 66.7 | 0.7 | 1.95 | 2.3 | 5 | |
| **F2-2012-07** | 559 | 25.3 | 3.0 | 0.74 | 9.8 | 5 | |
| **incl.** | 560 | 55.8 | 1.0 | 1.63 | 3.3 | 5 | |
| | 625 | 10.0 | 1.5 | 0.29 | 4.9 | 5 | |
| | 655 | 20.6 | 4.7 | 0.60 | 15.4 | 5 | |
| **incl.** | 655 | 180.7 | 0.5 | 5.27 | 1.6 | 5 | |
| **F2-2012-09A** | 758 | 3.0 | 4.5 | 0.09 | 14.8 | S of 5 | |
| | 1188 | 3.6 | 3.0 | 0.11 | 9.8 | S of 8 | |
| **F2-2012-09B-W1** | 1503 | 6.5 | 2.0 | 0.19 | 6.6 | S of 8 | |
| **F2-2011-02** | *936* | *8.0* | *2.0* | *0.23* | *6.6* | *5* | |
| | *1070* | *90.9* | *0.5* | *2.65* | *1.6* | *5* | |
| | *1184* | *184.7* | *0.5* | *5.39* | *1.6* | *8* | |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| *305-143* | *588* | *5.1* | *2.0* | *0.15* | *6.6* | *2* | |
| *305-02-161* | *1143* | *14.7* | *2.6* | *0.43* | *8.5* | *2* | |
| *incl.* | *1144* | *61.6* | *0.5* | *1.80* | *1.6* | *2* | |
| *305-02-161-1* | *1141* | *50.1* | *0.8* | *1.46* | *2.6* | *2* | |
| *F2-2012-03-W1A* | *1146* | *5.9* | *2.0* | *0.17* | *6.6* | *5* | |

Drill holes with the prefix '305','244' were drilled from underground. Drill holes with the prefix 'F2' were drilled from surface. Drill holes with the prefix 'CZD' were drilled from the ice. Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths. Reported results are highlights from the ongoing drilling program on the F2 Gold System. . Results in italics are from the December 7, 2011, March 29, 2012, May 14, 2012 press releases. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

**Table 3:  Assay Highlight Results from Sub-1200 metre Target Area**

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| **F2-2012-09B-W1** | 1503 | 6.5 | 2.0 | 0.19 | 6.6 | S of 8 | Sub 1,200 m |
| *F2-2011-04B* | *1511* | *25.6* | *0.5* | *0.75* | *1.6* | *S of 8* | *Sub 1,200 m* |
| *F2-2012-03-W2* | *1546* | *4.2* | *5.1* | *0.12* | *16.7* | *8* | *Sub 1,200 m* |
| *incl.* | *1545* | *10.7* | *1.1* | *0.31* | *3.6* | *8* | *Sub 1,200 m* |
| *F2-64* | *1437* | *3.3* | *5.0* | *0.10* | *16.4* | *8* | *Sub 1,200 m* |
| *F2-64-W1* | *1349* | *80.7* | *0.7* | *2.35* | *2.3* | *7* | *Sub 1,200 m* |
| *F2-64-W1* | *1384* | *6.3* | *3.9* | *0.18* | *12.8* | *7* | *Sub 1,200 m* |
| *incl.* | *1384* | *20.1* | *0.9* | *0.59* | *3.0* | *7* | *Sub 1,200 m* |
| *F2-64W2* | *1323* | *16.8* | *3.4* | *0.49* | *11.0* | *7* | *Sub 1,200 m* |
| *incl.* | *1322* | *29.6* | *0.7* | *0.86* | *2.3* | *7* | *Sub 1,200 m* |
| *or incl.* | *1324* | *54.1* | *0.5* | *1.58* | *1.6* | *7* | *Sub 1,200 m* |
| *F2-64W2* | *1328* | *11.2* | *1.5* | *0.33* | *4.9* | *7* | *Sub 1,200 m* |
| *incl.* | *1329* | *29.1* | *0.5* | *0.85* | *1.6* | *7* | *Sub 1,200 m* |
| *F2-64-W3* | *1339* | *3.7* | *3.3* | *0.11* | *10.8* | *7* | *Sub 1,200 m* |
| *F2-100A* | *1276* | *4.6* | *8.0* | *0.13* | *26.2* | *8* | *Sub 1,200 m* |
| *incl.* | *1275* | *15.1* | *1.0* | *0.44* | *3.3* | *8* | *Sub 1,200 m* |
| *and  incl.* | *1279* | *16.6* | *1.0* | *0.48* | *3.3* | *8* | *Sub 1,200 m* |
| *F2-100A* | *1320* | *754.2* | *0.5* | *22.00* | *1.6* | *8* | *Sub 1,200 m* |
| *F2-100A* | *1453* | *13.3* | *1.4* | *0.39* | *4.6* | *8* | *Sub 1,200 m* |
| *F2-100A-W1* | *1327* | *6.4* | *3.0* | *0.19* | *9.8* | *8* | *Sub 1,200 m* |
| *F2-100A-W2* | *1280* | *35.0* | *1.0* | *1.02* | *3.3* | *8* | *Sub 1,200 m* |
| *F2-108* | *1246* | *152.9* | *0.5* | *4.46* | *1.6* | *S of 8* | *Sub 1,200 m* |
| *F2-108-W1* | *1286* | *2287.1* | *0.6* | *66.71* | *2.1* | *S of 8* | *Sub 1,200 m* |
| *305-02-161-1A* | *1226* | *3.1* | *5.6* | *0.09* | *18.4* | *7* | *Sub 1,200 m* |
| *305-04* | *1218* | *3.0* | *4.0* | *0.09* | *13.1* | *8* | *Sub 1,200 m* |
| *305-06* | *1398* | *10.9* | *9.0* | *0.32* | *29.5* | *8* | *Sub 1,200 m* |

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

| Hole | Elevation | Gold (g/t) | Width (m) | Gold (oz/ton) | Width (ft) | 9X Target Area | Zone |
|---|---|---|---|---|---|---|---|
| *incl.* | *1396* | *18.6* | *4.5* | *0.54* | *14.8* | *8* | *Sub 1,200 m* |
| *incl.* | *1394* | *104.7* | *0.5* | *3.05* | *1.6* | *8* | *Sub 1,200 m* |
| *122-73* | *1280* | *227.5* | *0.5* | *6.64* | *1.6* | *8* | *Sub 1,200 m* |

Drill holes with the prefix '305' and '244' were drilled from underground. Drill holes with the prefix 'F2' were drilled from surface. Drill holes with the prefix 'CZD' were drilled from the ice. Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths. Reported results are highlights from the ongoing drilling program on the F2 Gold System. Results in italics are compiled to date from previous press releases. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

## Figure 1: F2 Gold System Plan Map



Drill holes with the prefix '305' were drilled from underground. Drill holes with the prefix 'F2' were drilled from surface. Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths. Reported results are highlights from the ongoing drilling program on the F2 Gold System. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

**Figure 2: Results on Composite Long Section Looking Northwest and 9X Target Outlines**



Drill holes with the prefix '305'were drilled from underground. Drill holes with the prefix 'F2' were drilled from surface. Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths. Reported results are highlights from the ongoing drilling program on the F2 Gold System. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

***Assaying and Qualified Person***

*Assays were conducted on sawn NQ and HQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Gold Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Matthew Wunder, B.Sc., P.Geo., and Vice President Exploration for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Gold Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.*

*Forward Looking Statements*

*This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.*

*Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable.   The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.   Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.*

*Forward-looking statements in this news release include, but are not limited to statements regarding projections of future drilling, the optimization of the PEA, and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered, acceleration of site infrastructure and expansion of engineering studies. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.*

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

*Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.*

*It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.*

*Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.*

PR12-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.